No: 09/99


23 March 1999


             REUTERS LAUNCHES THE REUTERS 3000 XTRA SERVICE

London - Reuters, the global information and news group, today launched the Reuters 3000 Xtra service, its new flagship international product. This service is a significant enhancement to the current 3000 series and exploits the latest developments in desktop technology such as Microsoft's ActiveX and in internet capabilities.

The Reuters 3000 Xtra service increases users' ability to create their own screen displays and analytical applications. It enables customers to:

     o carry out complex analytics and modelling in Microsoft Excel that can be quickly created and easily modified

     o    extract data into their own in-house software applications

     o    send and receive e-mail via the Internet

     o access a wide range of additional services through Reuters own extranet (Reuters Web)

     o    access their own corporate intranets

     o receive Reuters Television with its specialist programming for the financial markets

     o    search Reuters 5,000 business publications archive

     o set-up personalised views which integrate news, real-time, historical and reference data with all of the features outlined above, all in a single screen display.

The use of internet style technology enables Reuters to evolve and enhance the service rapidly and easily by downloading, with customers' consent, new analytics and software directly to users' workstations. It also enables users to select individual product upgrades relevant to their needs.

The Reuters 3000 Xtra service will benefit from product and data enhancements introduced at the beginning of 1999 as part of Reuters euro programme. For customers in the 11 countries that make up the euro zone, there will be a single common price structure.

The Reuters 3000 Xtra service is available in two desktop versions. One uses Reuters 'Kobra' software and the other is based on the Reuters Trader Workstation (RTW). Individual client sites can mix both types of desktop. The service incorporates open system technology and operates with other information sources. More information on the Reuters 3000 Xtra service is available at www.reuters.com/3000xtra.

JOHN PARCELL, chief executive, Reuters Information, commented: "With all its additional functionality and analytical features, this premium product provides good value for money. New technology enables us to deliver future enhancements efficiently and quickly whilst providing our customers with the flexibility to pick and choose those product upgrades relevant to their needs."

END


CONTACT:

Michael Hudson                                      Tel; 0171 542 6459
Director of Marketing, Reuters Information michael.hudson@reuters.com

Geoff Wicks                                         Tel: 0171 542 8666
Director, Corporate Relations
geoff.wicks@reuters com

Adrian Duffield                                     Tel: 0171 542 4728
Manager, Group Corporate Relations
adrian.duffield@reuters.com


NOTE TO EDITORS
Reuters supplies the global financial markets and the news media with the widest range of information and news products including real-time financial data, collective investment data, numerical, textual, historical and graphical databases plus news, graphics, news video, and news pictures, reaching over 485,000 users located in 57,900 organisations. Reuters designs and installs enterprise-wide information management and risk management systems for the financial markets as well as providing equity and foreign exchange transaction systems. It extensively uses internet technologies for wider distribution of information and news. The Group employed 16,938 staff in 218 cities in 96 countries at 31 December 1998. Reuters is the world's largest news and television agency with 2,072 journalists, photographers and camera operators in 182 bureaux serving 157 countries. News is published in 23 languages.

For more details see www.reuters.com/aboutreuters

Reuters and the dotted and sphere logos are the trademarks of the Reuters Group of Companies.